No Act
P.E. 3-15-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303



07050022

Act Exchange Act of 1934
Section
Rule 14e-1(b) + 14e-1(c)
Public Availability March 15, 2007

March 15, 2007

Via Facsimile (852) 2845-9026 and U.S. Mail

David Hirsch
Cleary Gottlieb Steen & Hamilton LLP
Bank of China Tower
One Garden Road
Hong Kong, China

RECD S.E.C.
MAR 2 9 2007
1086

PROCESSED
APR 0 6 2007
THOMSON FINANCIAL

Re: Cash Offer by Singapore Technologies Semiconductors Pte Ltd. for STATS ChipPAC Ltd.

Dear Mr. Hirsch:

We are responding to your letter dated March 15, 2007 addressed to James A. Brigagliano, Brian V. Breheny and Christina Chalk, as supplemented by telephone conversations with the staff, with regard to your request for no-action and exemptive relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, defined terms in this letter have the same meaning as in your March 15, 2007 correspondence.

The United States Securities and Exchange Commission ("Commission") hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act ("Exchange Act") on the basis of your representations and the facts presented in your letter, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer must be conducted in accordance with the requirements of the Singapore Code;
- STATS ChipPAC Ltd., a public company incorporated in Singapore, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of Securities and Related Securities by the Prospective Purchasers will be subject to the Singapore Code; and
- The existence of the Memorandum of Understanding Concerning the Consultation and Cooperation and the Exchange of Information signed on May 16, 2000.

1280804

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Securities and Related Securities (other than the Convertible Subordinated Notes) otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Securities or Related Securities, otherwise than pursuant to the Offer, shall be made in the United States;

2. Disclosure of the possibility of such purchases by the Prospective Purchases, otherwise than pursuant to the Offer are included prominently in the announcement of the Offer and will be included prominently in the Offer document;

3. The Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in Singapore pursuant to the Singapore Code;

4. The Prospective Purchasers shall comply with any applicable rules in Singapore, including the Singapore Code;

5. The Prospective Purchases shall provide to the Division of Market Regulation upon request, a daily time-sequenced schedule of all purchases of Securities and Related Securities made by any of them during the Offer, on a transaction-by-transaction basis, including:

    a. size, broker (if any), time of execution, and price of purchase; and

    b. if not executed on the SGX-ST, the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of termination of the Offer;

8. Representatives of the Prospective Purchasers shall be made available (in person at the office of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

In addition, based on the representations in your letter dated March 15, 2007, as supplemented by telephone conversations with the staff, the staff of the Division of Market Regulation will not recommend enforcement action against STSPL or Temasek under Rule 14e-5 under the Exchange Act if the Government Entities or the Independent Companies purchase Securities or Related Securities outside the Offer.

Based on the facts presented and the representations made in your letter dated March 15, 2007, as supplemented by telephone conversations with the staff, the Commission also hereby grants exemptions from:

- Rule 14d-10(11) under the Exchange Act. This exemption permits STSPL to keep the Subsequent Offering Period open in accordance with Singapore law and practice, but for a period no longer than four months after the Commencement Date, unless required by Rule 14e-1(b).

- Rule 14d-11(c) under the Exchange Act. This exemption permits STSPL to commence the Subsequent Offering Period while payment for Securities tendered during the Initial Offering Period is in process in accordance with Singapore law and practice.

- Rule 14d-11(e) under the Exchange Act. This exemption permits STSPL to pay for Securities tendered during the Subsequent Offering Period as soon as practicable in accordance with Singapore law and practice, but in any case within 14 calendar days after receipt.

In addition, based on the facts presented and the representations made in your letter dated March 15, 2007, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under:

- Rule 14d-4(d) under the Exchange Act. This no-action position allows STSPL to terminate the Initial Offer Period and thereby eliminate withdrawal rights before the scheduled expiration of a voluntary extension of the Initial Offer Period, so long as (i) at the time withdrawal rights terminate (a) the Initial Offer Period has been open for at least 20 U.S. business days and (b) all Offer conditions have been satisfied; (ii) STSPL discloses the possibility of an early termination of the voluntary extension of the Initial Offer Period and of an actual early termination of the Initial Offer Period in the manner described in your March 15, 2007 letter; and (iii) STSPL provides a Subsequent Offering Period so that the Offer remains open for at least 10 U.S. business days after the announcement of the early termination of a voluntary extension of the Initial Offer Period. In granting this relief, we specifically note the representation in your letter that you are not seeking relief to permit the early termination of withdrawal rights during any extension required under the provisions of Regulation 14D or 14E under the Exchange Act.

- Rule 14e-1(b) under the Exchange Act. This no-action position permits STSPL to pay an additional cash amount for tendered Ordinary Shares and ADSs or each series of Bonds purchased in the Offer if the 90% Threshold is reached, without providing additional withdrawal rights as a result of such increase in the offer consideration, so long as (i) the potential increase in consideration and the amount of such increase are disclosed in the offer documents; (ii) the fact that STSPL has increased the offer consideration upon achieving the 90% Threshold is announced by press release, by a filing on EDGAR, by publication in a newspaper of national circulation in the United States and via SGXNET; (iii) such announcement is made at the end of the Initial Offer Period or during any Subsequent Offering Period; and (iv) a Subsequent Offering Period is provided, continued or extended so that the Offer, including such Subsequent Offering Period, remains open for at least 10 U.S business days after the announcement of such increase in the offer consideration.

- Rule 14e-1(c) under the Exchange Act. This no-action position allows the payment for, or return of, Securities tendered during the Initial Offer Period as soon as practicable in accordance with Singapore law and practice, but in any case within 14 calendar days after the Offer is declared unconditional or lapses.

The foregoing exemptive and no-action relief is based solely on the representations and the facts presented in your March 15, 2007 letter, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in the transaction contemplated by this letter must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no views on any other questions that may be raised by this transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to this transaction.

For the Commission,
by the Division of Corporation Finance
pursuant to delegated authority



Brian V. Breheny
Chief, Office of Mergers and Acquisitions

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority



James A. Brigagliano
Associate Director

attachment

Allen & Gledhill

ADVOCATES & SOLICITORS

ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

WRITER'S NAME : Lim Mei / Koh Shang Yun
DIRECT TEL : +65 6890 7732 / 7748
DIRECT FAX : +65 6302 3148 / 3138
DIRECT E-MAIL : lim.mei@allenandgledhill.com
koh.shangyun@allenandgledhill.com
OUR REF : 2007001365
YOUR REF :

TEL : +65 6890 7188
FAX : +65 6327 3800
EFS MAILBOX ID : ale7001, ale7003
E-MAIL : inquiries@allenandgledhill.com
WEBSITE : www.allenandgledhill.com

13 March 2007



Mr. Brian Breheny
Chief
Office of Mergers & Acquisitions

BY DHL

Ms. Christina Chalk
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

Mr. James A. Brigagliano
Associate Director
Office of Trading Practices and Processing
Division of Market Regulation

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Dear Sirs

RE: CASH OFFER BY SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD FOR STATS CHIPPAC LTD.

We refer to the letter dated 12 March 2007 (the "**Letter**") from David W. Hirsch, a partner at the firm of Cleary Gottlieb Steen & Hamilton LLP, Hong Kong office, writing to you on behalf of our clients, Singapore Technologies Semiconductors Pte Ltd ("**STSPL**") and Temasek Holdings (Private) Limited ("**Temasek**"). In the Letter, STSPL and Temasek respectfully requested that the Staff grant exemptive and no action relief under certain provisions of the U.S. securities laws in connection with its offer (the "**Offer**") to acquire for cash (1) all outstanding ordinary shares (the "**Ordinary Shares**") of STATS ChipPAC Ltd. (the "**Company**"), a Singapore company, that it does not already own, (2) all outstanding American Depositary Shares representing Ordinary Shares, and (3) two of the three outstanding series of bonds of the Company that are convertible into Ordinary Shares. The Letter also made reference to certain discussions between Allen & Gledhill and Cleary Gottlieb Steen & Hamilton LLP about the Singapore regulatory regime and Singapore tender offer practice and mechanics in connection with the Offer and relevant to the relief sought.

This letter is rendered at your request solely in connection with the Letter and is limited to matters of Singapore law and practice. This letter is provided incidentally to, and in the ordinary course of, our practice of Singapore law in Singapore, does not purport to cover any aspects of U.S. law and without prejudice to our status as a "non-appearing foreign attorney" for purposes of SEC rules and practice.

We hereby acknowledge that we have been and are Singapore counsel to STSPL and Temasek in connection with the Offer and that the references in the Letter to discussions with Singapore counsel about the description of the Singapore regulatory regime and Singapore tender offer practice and mechanics contained in the Letter refer to discussions with Allen & Gledhill. We have reviewed the Letter and we believe the descriptions of the Singapore regulatory regime and Singapore tender offer practice and mechanics therein are accurate. The statements of Singapore legal and regulatory requirements and practice contained in the Letter consist of brief summaries only and should not be construed as a comprehensive description of all relevant issues.

Please do not hesitate to contact us if we can be of any further assistance or if you have any further questions.

Yours faithfully



CLEARY GOTTLIEB STEEN & HAMILTON LLP
INTERNATIONAL LAWYERS
佳利律師事務所
國際律師

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG
香港花園道一號
中銀大廈

TELEPHONE (852) 2521-4122
FACSIMILE (852) 2845-9026
WWW.CLEARYGOTTLIEB.COM
電話 (852) 2521-4122
傳真 (852) 2845-9026

NEW YORK
WASHINGTON, DC
PARIS
BRUSSELS
LONDON
MOSCOW
FRANKFURT
COLOGNE
ROME
MILAN
BEIJING

W. CLAYTON JOHNSON[1]
FILIP MOERMAN[1,2]
JINDUK HAN[1]
DAVID W. HIRSCH[1]
YONG G. LEE[1]
SUNG K. KANG[1]
RESIDENT PARTNERS

1 MEMBER OF THE NEW YORK BAR
2 MEMBER OF THE BRUSSELS BAR

Writer's direct dial: (852) 2532-3731
E-Mail: dhirsch@cgsh.com

March 15, 2007

VIA COURIER AND EMAIL

Mr. Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

Ms. Christina Chalk
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

Mr. James A. Brigagliano
Associate Director
Office of Trading Practices and Processing
Division of Market Regulation

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re: Cash Offer by Singapore Technologies Semiconductors Pte Ltd for STATS ChipPAC Ltd.

Ladies and Gentlemen:

We are writing on behalf of Singapore Technologies Semiconductors Pte Ltd ("STSPL"), a Singapore company wholly owned by Temasek Holdings (Private) Limited ("Temasek"). Temasek is an investment company headquartered in Singapore that is wholly owned by The Minister for Finance, Incorporated, a body corporate constituted under Singapore law that is controlled by the Government of Singapore. On March 1, 2007, STSPL announced that it intends to make a cash tender offer (the "Offer") for (1) all outstanding ordinary shares (the "Ordinary Shares") of STATS ChipPAC Ltd. (the "Company"), a Singapore company, that it does not already own, (2) all outstanding American Depositary Shares (the "ADSs") representing Ordinary Shares, and (3) two of the three outstanding series of bonds (the "Bonds", and together with the Ordinary Shares and ADSs, the "Securities") of the Company that are convertible into Ordinary Shares. STSPL will also make a concurrent proposal to all holders of outstanding share options (the "Options") of the Company that may be exercised for Ordinary Shares. The Singapore Code on Takeovers and Mergers (the "Singapore Code") requires that STSPL commence the Offer within 14 to 21 days after announcement of STSPL's intention to make the Offer. Accordingly, STSPL intends to commence the Offer on March 16.

The Ordinary Shares and ADSs are registered under §12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Ordinary Shares are listed on the Singapore Exchange Securities Trading Limited (the "SGX-ST"), and the ADSs are quoted on the Nasdaq Global Market ("NASDAQ"). Neither the Bonds nor the Options are registered under the Exchange Act. The Bonds are traded only over the counter, and the Options are not transferable. STSPL currently owns approximately 35.3% of the Ordinary Shares of the Company.

As previously discussed with members of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or the "SEC"), we respectfully request on behalf of STSPL that:

1. The Commission grant exemptive relief from:

    a. Rule 14d-11 under the Exchange Act to permit STSPL to keep the Subsequent Offering Period (as defined below) open in accordance with Singapore law and practice, but for a period no longer than four months after the Commencement Date (as defined below) unless required by Rule 14e-1(b);

    b. Rule 14d-11(c) under the Exchange Act to permit STSPL to commence the Subsequent Offering Period while payment for Securities tendered during the Initial Offer Period (as defined below) is in process in accordance with Singapore law and practice;

    c. Rule 14d-11(e) under the Exchange Act to permit STSPL to pay for Securities tendered during the Subsequent Offering Period as soon as practicable in accordance with Singapore law and practice, but in any case within 14 calendar days after receipt; and

    d. Rule 14e-5 under the Exchange Act to permit purchases of, or arrangements to purchase, Securities and Related Securities (as defined below) other than the Convertible Subordinated Notes (as defined below) by or on behalf of STSPL otherwise than pursuant to the Offer, subject to the restrictions described in part IV of this letter.

2. The Staff of the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action against STSPL or Temasek:

    a. Under Rule 14d-4(d) under the Exchange Act, if STSPL terminates the Initial Offer Period and thereby ends withdrawal rights before the scheduled expiration of a voluntary extension of the Initial Offer Period, so long as (i) at the time withdrawal rights terminate (a) the Initial Offer Period has been open for at least 20 U.S. business days and (b) all Offer conditions have been satisfied in accordance with any applicable rules of the Commission, (ii) the disclosure outlined in this letter below as to the possibility of an early termination of the Initial Offer Period and of any actual early termination of the Initial Offer Period has been made available to U.S. security holders, and (iii) STSPL provides a Subsequent Offering Period so that the Offer, including such Subsequent Offering Period, remains open for at least 10 U.S. business days after the announcement of the early termination;

    b. Under Rule 14e-1(b) under the Exchange Act, if STSPL pays an additional cash amount for the Ordinary Shares or ADSs or each series of Bonds purchased in the Offer if the 90% Threshold (as defined below) is reached, without providing additional withdrawal rights as a result of such increase in consideration, so long as (i) the potential increase in consideration and the amount of such increase are disclosed in the offer document, (ii) the effectiveness of such increase in consideration is announced by press release, by a filing on EDGAR, by publication in a newspaper of national circulation in the United States and via SGXNET, (iii) such announcement is made at the end of the Initial Offer Period or during any Subsequent Offering Period and (iv) a Subsequent Offering Period is provided, continued or extended so that the Offer, including such Subsequent Offering Period, remains open for at least 10 U.S. business days after the announcement of such increase; and

    c. Under Rule 14e-1(c) under the Exchange Act, if STSPL pays for or returns Securities tendered during the Initial Offer Period as soon as practicable in accordance with Singapore law and practice, but in any case within 14 calendar days, after the Offer is declared unconditional or lapses.

3. The Staff of the Division of Market Regulation confirm that it will not recommend that the Commission take enforcement action against STSPL or Temasek under Rule 14e-5 under the Exchange Act, if the Government Entities (as defined below) and the Independent Companies (as defined below) purchase, or arrange to purchase, Securities and Related Securities outside the Offer.

I. Background

STATS ChipPAC Ltd.

The Company is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. It was incorporated as ST Assembly Test Services Ltd on October 31, 1994 and began operations in January 1995. In February 2000, it completed an initial public offering in Singapore and the United States and in August 2004 merged with ChipPAC, Inc., a U.S. public company. The Company is incorporated and headquartered in Singapore and has manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Its Ordinary Shares and ADSs are registered under §12 of the Exchange Act. The Ordinary Shares are listed on the SGX-ST (SGX-ST: STATSChp) and the ADSs are quoted on NASDAQ (NASDAQ: STTS). Each ADS represents ten Ordinary Shares. The Company has three series of convertible bonds that are not registered under the Exchange Act and are only traded over the counter: its US$175,000,000 1.75% Convertible Notes due 2007, US$115,000,000 Zero Coupon Convertible Notes due 2008 and US$150,000,000 2.50% Convertible Notes due 2008. The Options are issued pursuant to stock option plans, are not registered under the Exchange Act and are not transferable.

For the year ended December 31, 2006, the Company had reported (unaudited) revenues of US$1.6 billion, net income of US$76.8 million, or $0.37 per diluted ADS, and total assets of US$2.5 billion.

Singapore Technologies Semiconductors Pte Ltd

STSPL is a Singapore company that is wholly owned by Temasek. Temasek is an investment company headquartered in Singapore that is wholly owned by The Minister for Finance Inc., a body corporate constituted under Singapore law that is controlled by the Government of Singapore. Established in 1974, Temasek actively manages a diversified global portfolio of US$80 billion (as of March 31, 2006), with the aim of creating and maximizing the sustainable value of its investments. Its investments are principally made in Singapore, the rest of Asia and the OECD economies and in various industries including telecommunications and media, financial services, real estate, transportation and logistics, energy and resources, infrastructure, engineering and technology, as well as biosciences and healthcare.

U.S. Holders

STSPL announced its intention to make the Offer on March 1, 2007. Since then, STSPL has requested that the Company provide it with copies of the registers of holders of the Ordinary Shares, ADSs, Bonds and Options, and has received copies of the Ordinary Share, ADS and Option registers. STSPL has reiterated its request for the Bond registers. STSPL has also requested with the permission of the Company the Non-Objecting Beneficial Owners list from Automatic Data Processing, Inc. (ADP), but has not yet received this list. In an attempt to expedite the identification of U.S. holders, STSPL has also requested that the Company execute an authorization letter that could be delivered to holders of record by STSPL's information agent to determine whether they hold Securities on behalf of U.S. holders. The Company recently provided such an authorization letter with respect to the Ordinary Shares and the ADSs, but not the Bonds. STSPL's information agent has sent the authorization letter to all nominees in Singapore that it has identified on the Ordinary Share register, but has not yet received any responses to this request. STSPL still faces the practical difficulty of obtaining responses from holders of record, since there is no effective means to compel responses to these inquiries, and the Singapore Code requires that the Offer commence within 14 to 21 days of announcement.

At this time, STSPL has used its best efforts to determine the number of U.S. holders of the Ordinary Shares and ADSs based on an analysis of the register for the Ordinary Shares and ADSs and publicly available information, including the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and Exchange Act filings since December 31, 2006 by or in respect of the Company, data on beneficial shareholding positions supplied by Thomson Financial as of February 22, 2007 (the "Thomson Financial Data") and available trading data.

According to the Company's Ordinary Share register, as of March 2, 2007, the Company had 2,013,808,051 Ordinary Shares issued and outstanding, including those represented by ADSs (the "Issued Share Capital"). Registered holders with U.S. addresses held just 360,690 Ordinary Shares (approximately 0.02% of the Issued Share Capital). Registered holders with addresses outside the United States or Singapore held 7,095,380 Ordinary Shares (approximately 0.35% of the Issued Share Capital). Registered holders with addresses in Singapore held the balance of 2,006,351,981 Ordinary Shares. This figure includes the 712,228,050 Ordinary Shares held by STSPL. Excluding the Ordinary Shares held by STSPL, registered holders with addresses in Singapore held 1,294,123,931 Ordinary Shares. Of this amount, holders that do not appear to be brokers, dealers, banks or other nominees held 190,913,350 Ordinary Shares (approximately 9.48% of the Issued Share Capital). This leaves 1,103,210,581 Ordinary Shares (approximately 54.78% of the Issued Share Capital) held by possible brokers, dealers, banks or other nominees. As discussed above, STSPL is seeking information regarding the beneficial owners of these Ordinary Shares, but does not have access to such information at this time. Based on the above information, even in the unlikely event that all of the Ordinary Shares held by possible brokers, dealers, banks or other nominees were held for the benefit of U.S. residents, the maximum amount of the Issued Share Capital that could be held by U.S. holders would be approximately 54.80%.

According to the ADS register, as of March 2, 2007, the ADSs represented approximately 29.19% of the Issued Share Capital. Nearly all of the ADSs were held in book-entry form through DTC. As discussed above, STSPL is seeking information regarding the beneficial owners of these ADSs, but does not have access to such information at this time. Based on the Thomson Financial Data, however, STSPL believes that some number of the ADSs are held by non-U.S. holders.

According to Schedules 13G filed by holders of Ordinary Shares and ADSs and the Thomson Financial Data, only two investors hold more than 10% of the Issued Share Capital: STSPL (35.3%) and FMR Corp. ("Fidelity") (12.5%). The Thomson Financial Data, which is based on a review of various public sources including Schedules 13G and Form 13F reports filed by institutional investment managers, indicates that institutional investors accounted for 32.5%

of the Issued Share Capital and that institutional investors that are classified by Thomson as U.S. holders (including Fidelity) accounted for 29.5% of the Issued Share Capital. The Thomson Financial Data together with Ordinary Shares held by STSPL and Fidelity accounts for 68.1% of the Issued Share Capital. For the twelve months ending February 21, 2007, trading of the ADSs in the U.S. accounted for 40.4% of the global trading volume of Ordinary Shares and ADSs.

Without more information regarding the beneficial owners of Ordinary Shares held by potential nominees, it is not possible at this point for STSPL to use the data obtained from the Ordinary Share and ADS registers to perform the calculations required by Instruction 2 to Rule 14d-1(d) of the Exchange Act. However, if STSPL were to assume at this point, pursuant to Instruction 2(iv), that all of the Ordinary Shares held through nominees with addresses in Singapore were held by residents of Singapore, then approximately 0.02% percent of the Issued Share Capital would be held by U.S. holders. If STSPL were to assume that the Ordinary Shares held by the Singapore custodian for the ADR program were all held by U.S. holders, that figure would increase to approximately 29.21% of the Issued Share Capital. Similarly, calculating the number of U.S. holders in accordance with Instruction 2 to Rule 14d-1(d) by reference to the Thomson Financial Data and the filings on Schedule 13Gs, approximately 32.8% percent of the Issued Share Capital would be held by U.S. holders.

In each case, these figures are lower than the 40% threshold required for relief under Rule 14d-1(d) ("Tier II Relief"). Although STSPL has used its best efforts in calculating this number, it is unable to make this calculation strictly in accordance with the requirements of Instruction 2 to Rule 14d-1(d), as described above. The ability of STSPL to conduct look-through procedures will ultimately depend on the Company's willingness to aid STSPL in identifying U.S. holders; even then, it is uncertain how effective those procedures will be, particularly in light of the short period of time prior to the commencement of the Offer and the practical difficulty of obtaining responses to the Company's requests for information from holders of record. STSPL must therefore assume that Tier II Relief is not available for purpose of requesting the relief described in this letter.[1]

As discussed above, STSPL is unable at this point to obtain detailed information on U.S. holders of the Bonds, which are not registered under the Exchange Act and which are traded over the counter. Only the Company has access to the Bond registers, and STSPL has requested, but not yet received, copies of these registers. Instead, STSPL has used its best efforts to determine the number of U.S. holders of the Bonds based on an analysis of publicly available information, including data on beneficial ownership positions as of December 31, 2006 supplied by STSPL's information agent. The Offer is being made for two of the three outstanding series of convertible bonds of the Company: its US$115,000,000 Zero Coupon Convertible Notes due 2008 (the "Convertible Notes") and its US$150,000,000 2.50% Convertible Subordinated Notes due 2008 (the "Convertible Subordinated Notes").

The Convertible Notes were issued by the Company in 2003, prior to its merger with ChipPAC, Inc. The Convertible Notes were issued outside the United States under

[1] In Release No. 34-42054 (January 24, 2000) (Cross Border Tender and Exchange Offers, Business Combinations and Rights Offerings), the Commission indicated its willingness to consider requests for relief from certain provisions of the Exchange Act on a case-by-case basis where a bidder could not avail itself of Tier II Relief.

Regulation S and are cleared through Euroclear and Clearstream (but not DTC). STSPL has not yet been able to obtain any information regarding the current beneficial owners of the Convertible Notes, but STSPL believes it is likely that the Convertible Notes are predominantly held by non-U.S. holders in light of the manner in which the Convertible Notes were originally issued and are currently cleared.

The Convertible Subordinated Notes were issued by ChipPAC, Inc., prior to its merger with the Company in 2003. The Convertible Subordinated Notes were issued in a Rule 144A / Regulation S offering, and are cleared through DTC. According to data on beneficial ownership positions for the Convertible Subordinated Notes as of December 31, 2006 supplied by STSPL's information agent,[2] approximately 99% of the Notes are held by eight institutional investors with U.S. addresses. The amount offered by STSPL for the Convertible Subordinated Notes under the terms of the Offer constitutes less than 11% of the total amount offered by STSPL for all Securities in the Offer.

STSPL has received from the Company a copy of the register of holders of Options, dated as of March 7, 2007, which lists the addresses of holders of the Options. According to this register, 17.1% of the Options are held by U.S. holders, which is below the 40% threshold required for Tier II relief.

Regulation of Tender Offers in Singapore

Tender offers in Singapore are regulated under the Singapore Code, and the Offer must conducted in accordance with the requirements of the Singapore Code. The primary objective of the Singapore Code is the fair and equal treatment of all shareholders in a tender offer or merger; the company and its shareholders are left to determine the merits of the transaction. A fundamental requirement of the Singapore Code is that shareholders of a company subject to a tender offer must be given sufficient information, advice and time to consider an offer.

The Singapore Code is issued by the Monetary Authority of Singapore (the "MAS") and administered and enforced by the Securities Industry Council of Singapore (the "SIC"), whose members comprise representatives from the private and public sectors. The Singapore Code does not have the force of law, but the SIC has legal authority to investigate any dealing in securities that is connected with a tender offer or merger. If the SIC determines that there has been a breach of the Singapore Code, it may reprimand or censure the offender or bar the offender temporarily or permanently from use of the facilities of the Singapore securities markets.

Singapore counsel has informed us that the procedures and regulations in the Singapore Code that govern tender offers are very similar to those in the City Code on Takeovers and Mergers, which govern tender offers in the U.K. Indeed, the relief requested here is substantially similar to that relief granted by the Commission in connection with the offer by

---

[2] The data is based on Form 13F reports filed by institutional investment managers.

AstraZeneca for all ordinary shares of Cambridge Antibody Technology Group plc, a cross-border tender offer made in the U.S. and the U.K.[3]

We also note the existence of the Memorandum of Understanding Concerning Consultation and Cooperation and the Exchange of Information signed on May 16, 2000 between the Commission and the MAS on securities and futures matters.

II. Summary of the Offer

General

The Offer will be for all Ordinary Shares and ADSs and will be subject to the condition that STSPL receives tenders of a number of Ordinary Shares and ADSs which, together with Ordinary Shares and ADSs owned, controlled or agreed to be acquired by STSPL before or during the Offer, would result in STSPL owning more than 50% of the Ordinary Shares (including those represented by ADSs) as of the final scheduled closing date of the Offer. If STSPL acquires 90% (the "90% Threshold") of the total number of Ordinary Shares (other than those held by STSPL or its related corporations or their respective nominees as of the Commencement Date) as of the final scheduled closing date of the Offer, STSPL intends to effect a compulsory acquisition of the remaining Ordinary Shares, or "squeeze out", under Section 215 of the Companies Act of Singapore (the "Companies Act").

Under Rule 19 of the Singapore Code, where an offer is made for ordinary shares of a company and the company has securities outstanding that are convertible into or exercisable for the ordinary shares of that company, the bidder is obligated to make an offer to all holders of those securities. As a result, the Offer will be extended to holders of the Bonds, in addition to holders of the Ordinary Shares and ADSs. STSPL has obtained confirmation from the SIC that one series of convertible bonds, the 1.75% Convertible Bonds due 2007, need not be included in the Offer since these bonds will mature on March 18, 2007. The Options are not included in the Offer because they are not transferable. STSPL has also obtained SIC confirmation to make a concurrent proposal to all holders of the Options pursuant to which STSPL will agree to pay a cash amount in return for the holders agreeing to not exercise their options.

The Offer will be structured as a single cash offer and the same procedures will govern the Offer for all Securities. The Offer will be made concurrently in Singapore, the United States and certain other jurisdictions where the Offer may be legally extended and will be structured to comply with (i) the Singapore Code, (ii) the Companies Act, (iii) the rules of the SGX-ST, and (iv) Sections 14(d) and 14(e) of the Exchange Act (including Regulations 14D and 14E promulgated thereunder) and Rule 13e-3 thereunder. Temasek and STSPL intend to file one combined Schedule TO and Schedule 13E-3 on which both Temasek and STSPL will be listed as filing parties.

In addition to seeking relief from certain provisions of the SEC rules here, STSPL has also sought and obtained confirmation from the SIC that the Offer may depart from certain standard practices and procedures required under Singapore law in order to accommodate SEC rules. In particular, the SIC has agreed that (i) STSPL may provide withdrawal rights to holders,

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[3] AstraZeneca plc (available May 23, 2006).

but only until all conditions to the Offer are satisfied or, if later, the First Closing Date (as defined below) and (ii) the Offer, including any Subsequent Offering Period, may remain open for acceptances for at least 10 U.S. business days after notice that the 90% Threshold has been reached.

Procedures

STSPL announced its intention to make the Offer on March 1, 2007 (the "Announcement Date"). The Offer will commence (such date, the "Commencement Date") when the offer document is mailed to all holders, which must be no earlier than 14 days, and no later than 21 days, after the Announcement Date. The offer document will state that the Offer may be accepted by holders on or prior to the first closing date (the "First Closing Date"), which will be a date not less than 20 U.S. business days from the Commencement Date. If all conditions to the Offer are satisfied or waived by the First Closing Date, the Offer will become unconditional on the First Closing Date. If the Offer has not become unconditional on the First Closing Date, STSPL will announce that it is voluntarily extending the Offer or that the Offer will lapse. If STSPL extends the Offer, it will announce a new closing date (each such date, a "Closing Date"). Under the Singapore Code, STSPL must declare the Offer unconditional at any time during the extension period if all conditions to the Offer are satisfied or waived. The Offer must be declared unconditional on or before the 60th calendar day after the Commencement Date (the "Final Day") or it will lapse.

The period between the Commencement Date and the date on which the Offer becomes unconditional is the initial offer period (the "Initial Offer Period"). The Offer will remain open for acceptances and withdrawals for the Initial Offer Period, which will be at least 20 U.S. business days from the Commencement Date. If the Offer is declared unconditional, it will remain open for acceptances (but not withdrawals) for a subsequent offering period (the "Subsequent Offering Period"), unless STSPL provides at least 10 U.S. business days' notice in advance of the end of the Initial Offer Period that it will not provide for a Subsequent Offering Period. Under Singapore law and practice, the Subsequent Offering Period may remain open up to the Final Day, and the SIC may permit the offer to remain open for a longer period. In the Offer, STSPL proposes to keep the Subsequent Offering Period open to the extent permitted under Singapore law and practice, but for a period no longer than four months after the Commencement Date unless required by Rule 14e-1(b). Holders that accept the Offer during the Subsequent Offering Period will receive consideration in the same amount and form as that provided to holders who accepted the Offer in the Initial Offer Period.

Under the Singapore Code, payment for securities tendered in a tender offer must be made within 21 calendar days after such offer is declared unconditional or after the relevant holder accepts the Offer, whichever is later. In the Offer, STSPL will pay holders who accept the Offer during the Initial Offer Period as soon as practicable in accordance with Singapore law and practice, but in any case within 14 calendar days, after the Offer is declared unconditional. STSPL will pay holders who accept the Offer during the Subsequent Offering Period as soon as practicable in accordance with Singapore law and practice, but in any case within 14 calendar days of receipt of their acceptances. If the Offer lapses, STSPL will return Securities tendered as soon as practicable in accordance with Singapore law and practice, but in any case within 14 calendar days, of the relevant Closing Date.

Conditions and Pricing

The Offer will be subject to the condition that STSPL receives tenders of a number of Ordinary Shares and ADSs which, together with Ordinary Shares and ADSs owned, controlled or agreed to be acquired by STSPL (or parties acting in concert with STSPL) before or during the Offer, would result in STSPL (and parties acting in concert with STSPL) owning more than 50% of the Ordinary Shares (including those represented by ADSs) as of the final Closing Date of the Offer. However, if STSPL receives tenders of a number of Ordinary Shares and ADSs which, together with Ordinary Shares and ADSs owned, controlled or agreed to be acquired by STSPL (or parties acting in concert with STSPL) before or during the Offer, would result in STSPL (and parties acting in concert with STSPL) owning more than 50% of the Ordinary Shares (including those represented by ADSs) on a fully diluted basis, the Offer must (subject to the relief requested in this letter) be declared unconditional at any point after the first scheduled Closing Date of the Offer. Under the Singapore Code, STSPL may not amend or waive this minimum acceptance condition. The Offer will contain other conditions such as the absence of material adverse events affecting the Company, its business or operations. These additional conditions may be invoked by STSPL, subject to SIC consent, or waived by STSPL in accordance with SEC rules.

The offer price will be based on a two-tier pricing structure (the "Two-Tier Share Pricing Structure") where the offer price for each Ordinary Share and ADS will be a fixed price if the 90% Threshold is not reached, and a higher fixed price per Ordinary Share and ADS if the 90% Threshold is reached. The Singapore Code requires that the offer price for the Bonds be at least the price a holder would receive if the Bonds were converted at their conversion price and the Ordinary Shares or ADSs received upon conversion tendered in the Offer (the "See-Through Price"). The offer price for the Bonds will also be based on a two-tier pricing structure (the "Two-Tier Bond Pricing Structure," and each of the Two-Tier Share Pricing Structure and Two-Tier Bond Pricing Structure, a "Two-Tier Pricing Structure") where the offer price for each series of Bonds will be a See-Through Price based on the original offer price for the Ordinary Shares and ADSs if the 90% Threshold is not reached, and a higher See-Through Price based on the higher offer price for the Ordinary Shares and ADSs if the 90% Threshold is reached. We note that the announced offer price for the Ordinary Shares is less than the conversion price for one of the two series of Bonds that will be included in the Offer. Consequently, the offer price for this series of Bonds will be less than the face value of the bonds. The offer document will contain appropriate disclosure to highlight this result.

If the offer price for any of the Securities is increased pursuant to the Two-Tier Pricing Structure, STSPL will announce the increase in consideration by press release, by a filing on EDGAR, by publication in a newspaper of national circulation in the United States and via SGXNET, the standard medium for public announcements by listed companies in Singapore. Any such announcement will be made at the end of the Initial Offer Period or during any Subsequent Offering Period if, at such time, STSPL has determined that the 90% Threshold has been reached. STSPL will also provide, continue or extend a Subsequent Offering Period so that the Offer, including such Subsequent Offering Period, remains open for at least 10 U.S. business days after the announcement of such increase. In any case, all holders of the Ordinary Shares (including holders of ADSs representing Ordinary Shares) and each series of Bonds, respectively, who accept the Offer will receive the same price per Security regardless of the time of acceptance. To the extent that payment of the basic consideration for the relevant Securities purchased in the Offer has already been made at the time the 90% Threshold is reached, the additional consideration will be paid to the tendering holders in respect of such Securities as soon as practicable in accordance with Singapore law and practice after notice that the 90% Threshold has been reached, but in any case within 14 calendar days.

In the concurrent proposal for the Options, the consideration paid will be the difference between the offer price for the Ordinary Shares and the exercise price or, for Options whose exercise price is greater than the offer price for the Ordinary Shares, a nominal price.

III. Issues

Rule 14-4(d) — Termination of Withdrawal Rights During a Voluntary Extension of the Initial Offer Period

Under Rule 29 of the Singapore Code, acceptances are irrevocable and withdrawals are not permitted during an offer until 14 calendar days after the first closing date and only if the offer has not been declared unconditional as to acceptances. Furthermore, under Singapore law, an offer must be declared unconditional as to acceptances as soon as the minimum tender condition is satisfied, and withdrawal rights (if any) terminate upon the offer being declared unconditional as to acceptances. To accommodate the requirements of the Exchange Act, STSPL has sought and obtained confirmation from the SIC that it may depart from standard practice in Singapore and permit withdrawals in the Offer, but only during the Initial Offer Period, which will last for a period of at least 20 U.S. business days from the Commencement Date.

If the Offer is not declared unconditional by the First Closing Date, STSPL may voluntarily extend the Offer and declare a new Closing Date or STSPL may allow the Offer to lapse. If STSPL voluntarily extends the Initial Offer Period and the Offer conditions are satisfied[4] by STSPL during this extension period, STSPL must declare the Offer unconditional in accordance with Singapore law and practice. In these circumstances, early termination of the extended Initial Offer Period and, correspondingly, withdrawal rights, would depart from U.S. practice where withdrawals are permitted until the scheduled expiration date. The conflict here is created by the fact that withdrawals are normally not permitted in Singapore tender offers and by the concept under Singapore law that an offer may become unconditional in all respects prior to its scheduled expiration date. STSPL has sought and obtained confirmation from the SIC that STSPL may depart from Singapore law and practice to permit withdrawals during the Initial Offer Period in order to accommodate U.S. rules. Likewise, STSPL respectfully requests that the SEC allow STSPL to terminate withdrawal rights in accordance with Singapore law and practice in the limited case where all conditions to the Offer have been satisfied (but not waived) during a voluntary extension of the Initial Offer Period. Early termination of the Initial Offer Period in these circumstances also enables accepting holders to be paid for their Securities at an earlier date. In the case of any such early termination, STSPL will announce the early termination through a press release and a filing on EDGAR. STSPL also will provide a Subsequent Offering

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[4] As discussed above, prior to the final Closing Date of the Offer, the Offer will be declared unconditional only if tenders have been received in an amount that would result in ownership of a majority of the outstanding Ordinary Shares on a fully diluted basis.

Period so that the Offer, including such Subsequent Offering Period, remains open for at least 10 U.S. business days after the announcement of the early termination. In addition to disclosure of the number of Securities tendered at that time, as required by Rule 14e-1(d), STSPL will include in any announcement of a voluntary extension of the Initial Offer Period a reminder of (i) the possibility of an early termination of the Initial Offer Period if all of the Offer conditions are satisfied, (ii) the continuing right of security holders to withdraw any Securities tendered into the Offer, (iii) the fact that security holders' rights to withdraw their tenders will expire upon the occurrence of an early termination of the Initial Offer Period, and (iv) the fact that immediately following any early termination of the Initial Offer Period, a Subsequent Offering Period will commence, during which time the Offer would remain open for tenders, but no withdrawal rights would apply. STSPL will issue a reminder announcement (through a press release and a filing on EDGAR) containing the same disclosures described in the preceding sentence (including disclosure of the number of Securities tendered at the time of the announcement) midway through any voluntary extension of the Initial Offer Period (unless STSPL has declared the Offer unconditional and terminated the Initial Offer Period by that time). We note that the relief requested here is consistent with relief previously granted by the Staff.[5]

STSPL accordingly requests that the Staff of the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action against STSPL or Temasek if STSPL terminates the Initial Offer Period and thereby ends withdrawal rights before the scheduled expiration of a voluntary extension of the Initial Offer Period, so long as (i) at the time withdrawal rights terminate (a) the Initial Offer Period has been open for at least 20 U.S. business days and (b) all Offer conditions have been satisfied in accordance with any applicable rules of the Commission, (ii) the disclosure outlined in this letter above as to the possibility of an early termination of the Initial Offer Period and of any actual early termination of the Initial Offer Period has been made available to U.S. security holders, and (iii) STSPL provides a Subsequent Offering Period so that the Offer, including such Subsequent Offering Period, remains open for at least 10 U.S. business days after the announcement of the early termination. We note that STSPL is not seeking relief to permit the early termination of withdrawal rights during any extension required under the provisions of Regulation 14D or 14E under the Exchange Act or under the Singapore Code.

Rule 14d-11 — Duration of the Subsequent Offering Period

Rule 22.6 of the Singapore Code generally provides that, if an Offer has been declared unconditional, the Offer must remain open (without withdrawal rights) for at least 14 calendar days from the scheduled Closing Date to allow additional holders to accept the Offer and receive consideration in the same amount and form of consideration as that provided to holders who accepted the Offer in the Initial Offer Period. Section 215 of the Companies Act permits a bidder to count ordinary shares that have been tendered within four months after the commencement of a tender offer (but prior to the close of the tender offer) in calculating whether the 90% Threshold required to effect a compulsory acquisition under Singapore law has been met. The SIC may permit, at STSPL's request, the Subsequent Offering Period to remain open for an extended period, after the Final Day and for a period longer than 20 U.S. business days.

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5 See, e.g., AstraZeneca plc (available May 23, 2006); UCB S.A. (available May 19, 2004); RWE Aktiengesellschaft (available March 22, 2002).

STSPL would like the flexibility to keep the Subsequent Offering Period open to the extent permitted by the SIC in accordance with Singapore law and practice, but for a period no longer than four months after the Commencement Date unless required by Rule 14e-1(b).

In the U.S., acquisition of 100% ownership of a company can be achieved through a second step merger once the requisite threshold (frequently, a majority) of the target company's stock is acquired in a tender offer. However, in a tender offer for a Singapore company, 100% ownership can be achieved only if 90% of the ordinary shares not already held by the bidder, its related corporations or their respective nominees as of the date of the commencement of the offer are acquired and the bidder completes the compulsory acquisition procedures under the Companies Act. Consequently, STSPL intends to use the Subsequent Offering Period to better enable it to reach the 90% Threshold needed to conduct a squeeze out. If STSPL is unsuccessful in meeting the 90% Threshold, the Offer will be closed and STSPL will obtain majority control of the company. In the latter case, the Ordinary Shares and ADSs not tendered will remain outstanding.

Rule 14d-11 under the Exchange Act permits bidders to provide for a subsequent offering period during which acceptances will be received and withdrawal rights do not apply, but this period is limited to 20 U.S. business days. Accordingly, STSPL requests that the Commission grant exemptive relief from Rule 14d-11 to permit STSPL to keep the Subsequent Offering Period open in accordance with Singapore law and practice, but for a period no longer than four months after the Commencement Date unless required by Rule 14e-1(b). We note that the relief requested here is consistent with previous no-action letters furnished by the Staff.[6]

Rule 14e-1(b) — Two-Tier Pricing Structure

We understand that in other transactions that are structured so as to provide for additional consideration if a specified tender threshold is reached, the Staff has taken the position that the determination that the threshold has in fact been reached may require that the tender offer remain open for 10 U.S. business days from such determination, because such determination may be viewed as an increase in the consideration offered in the tender offer. While we do not necessarily agree with the Staff's interpretation of Rule 14e-1(b) in this regard, we respectfully request that the Staff not recommend that any enforcement action be taken under Rule 14e-1(b) if the Offer is made using a Two-Tier Pricing Structure for the Ordinary Shares or the Bonds as described in this letter.

As discussed above, STSPL has announced a Two-Tier Pricing Structure to increase holder participation in the Offer consistent with Singapore practice in similar takeover offers. Reaching the 90% Threshold is particularly difficult here because STSPL already holds approximately 35.3% of the Ordinary Shares (including those represented by ADSs) and so must obtain ownership of 90% of the approximately 64.7% of Ordinary Shares not owned by STSPL, or 93.5% of the total Ordinary Shares outstanding (including those represented by ADSs), in order to meet this requirement.

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[6] See, e.g., AstraZeneca plc (available May 23, 2006); UCB S.A. (available May 19, 2004); Harmony Gold Mining Company (available November 19, 2004); SERENA Software, Inc. (available April 13, 2004); Celltech Group plc (available March 3, 2002); RWE Aktiengesellschaft (available March 22, 2002); Shlumberger Limited (available July 2, 2001).

With a Two-Tier Pricing Structure, holders will be treated fairly whether or not the 90% Threshold is reached. All holders who accept the Offer will receive the same consideration, regardless of when they accept the Offer, and those holders who have not accepted the Offer at the time the 90% Threshold is announced as satisfied will have at least 10 U.S. business days to tender their Securities and receive the total consideration offered.[7] This announcement will not be made until after withdrawal rights terminate in order to avoid the market confusion that would be created if withdrawals later reduced the number of acceptances below the 90% Threshold. As a result, holders who have accepted the Offer prior to the announcement that the 90% Threshold has been satisfied will not have withdrawal rights during the following 10 U.S. business day period. In the context of this Offer, however, this seems inconsequential given that the receipt of an additional cash payment only increases the attractiveness of the Offer to those holders who have already tendered their Securities.

STSPL accordingly requests that the Staff of the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action against STSPL or Temasek under Rule 14e-1(b) if STSPL pays an additional cash amount for the Ordinary Shares or ADSs or each series of Bonds purchased in the Offer if the 90% Threshold is reached, without providing additional withdrawal rights as a result of such increase in consideration, so long as (i) the potential increase in consideration and the amount of such increase are disclosed in the offer document, (ii) the effectiveness of such increase in consideration is announced by press release, by a filing on EDGAR, by publication in a newspaper of national circulation in the United States and via SGXNET, (iii) such announcement is made at the end of the Initial Offer Period or during any Subsequent Offering Period and (iv) a Subsequent Offering Period is provided, continued or extended so that the Offer, including such Subsequent Offering Period, remains open for at least 10 U.S. business days after the announcement of such increase.

Rule 14e-1(c) and Rule 14d-11(c) — Prompt Payment and Return of Securities following the Initial Offer Period and Commencement of the Subsequent Offering Period

Under the Singapore Code, a bidder is required to pay for acceptances received within 21 calendar days after an offer is declared unconditional. Where an offer is unsuccessful and lapses, tendered securities must be returned within 21 calendar days of the relevant closing date. This 21-day settlement period is well established in Singapore market practice.

Rule 14e-1(c) under the Exchange Act requires that the consideration offered in a tender offer be paid, or securities tendered be returned, "promptly" after the termination of such offer. Furthermore, as a condition to the implementation of a subsequent offering period, Rule 14d-11(c) under the Exchange Act requires that a bidder immediately accept and promptly pay for all securities tendered during the initial offer period. STSPL will pay for or return Securities tendered during the Initial Offer Period as soon as practicable after the Offer is declared unconditional or lapses, but in any case within 14 calendar days. This represents a significant shortening of the 21-day period that is standard to Singapore settlement practices and the minimum period that can be accommodated by Singapore settlement agents with any certainty at

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[7] We also note that if holders do not tender into the Offer and are squeezed out through the compulsory acquisition procedures under the Companies Act, STSPL will be obligated to pay to such holders the same price paid in the Offer.

this time. All payments for the Ordinary Shares are made through the Singapore depositary, CDP. This process is out of the control of STSPL and can take a minimum of four to five days depending the volume of transactions that are being processed by CDP at that time. In addition, to our knowledge, the Offer is also the first to be settled concurrently in Singapore and the U.S. via multiple settlement systems and presents a number of logistical issues that must be resolved by the CDP and STSPL to ensure that it occurs without error. In any case, STSPL will commit to settle the transaction within 14 calendar days, which is consistent with previous no-action letters furnished by the Staff,[8] and will use its best efforts to shorten the settlement period to seven U.S. business days.

In the context of the Offer, STSPL believes that the payment for, or return of, tendered Securities as soon as practicable in accordance with Singapore law and practice after the Offer is declared unconditional or lapses, but in any case within 14 calendar days, will constitute "prompt" payment or return within the meaning of Rule 14e-1(c) and accordingly requests that the Staff of the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action against STSPL or Temasek if STSPL settles the Offer in this manner and that the Commission grant exemptive relief from Rule 14d-11(c) to permit STSPL to commence the Subsequent Offering Period while payment for acceptances received is being made.

Rule 14d-11(e) — Prompt Payment during the Subsequent Offering Period

Under the Singapore Code, a bidder is required to accept and pay for acceptances received during a subsequent offering period within 21 calendar days after receipt. In practice, bidders in Singapore "bunch" together securities in multiple settlements over the course of the subsequent offering period to meet this requirement. Rule 14d-11(e) of the Exchange Act requires that a bidder immediately accept and promptly pay for securities tendered during a subsequent offering period. STSPL will expedite the settlement of the Offer and will pay holders who accept the Offer during the Subsequent Offering Period as soon as practicable after receipt of tendered Securities in accordance with Singapore law and practice, but in any case within 14 calendar days. In addition, STSPL will use its best efforts to shorten this settlement period to seven U.S. business days. STSPL believes that settlement by this time will constitute "prompt" payment within the meaning of Rule 14d-11(e) and is consistent with previous no-action letters furnished by the Staff.[9]

STSPL therefore requests that the Commission grant exemptive relief under Rule 14d-11(e) to permit STSPL to pay for Securities tendered during the Subsequent Offering Period as soon as practicable in accordance with Singapore law and practice, but in any case within 14 calendar days after receipt.

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[8] With respect to Rule 14e-1(c), see, e.g., AstraZeneca plc (available May 23, 2006); Nordic Telephone Company Aps (available January 3, 2006) Harmony Gold Mining Company (available November 19, 2004); Finalream Limited (available December 29, 1999); Lighthouse Holdings, Inc. (available March 30, 1999); and Adecco S.A. (available February 4, 1999). With respect to 14d-11(c), see, e.g., AstraZeneca plc (available May 23, 2006); Harmony Gold Mining Company (available November 19, 2004).

[9] See, e.g., AstraZeneca plc (available May 23, 2006); Harmony Gold Mining Company (available November 19, 2004).

Rule 14e-5 — Purchases Outside the Offer by STSPL and Persons Acting for STSPL

Under Singapore law, a bidder or any person acting for the account or benefit of the bidder is free to purchase securities outside a tender offer. Such purchases are common in connection with offers for Singapore companies. If a purchase is made above the offer price, however, Rule 21.1 of the Singapore Code requires that the bidder increase the offer price in the tender offer to match the price paid for such purchase. This requirement applies to all purchases made from the announcement of the offer until the offer closes or lapses. The bidder must disclose such purchases by 12 p.m. (Singapore time) on the business day following the purchase via SGXNET.

Subject to certain exceptions, Rule 14e-5 of the Exchange Act prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer or any securities immediately convertible into, or exchangeable or exercisable for, such securities (collectively, "Securities and Related Securities"), except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the bidder and its affiliates, (ii) the bidder's dealer-managers and any of their respective affiliates, (iii) any advisers to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or any related securities. Purchases of Securities or Related Securities by STSPL or other covered persons acting for the account or benefit of STSPL outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the date on which the Offer is announced. Temasek and STSPL are not seeking the relief proposed here for the Convertible Subordinated Notes.

The Commission has enumerated certain factors that it considers important in ruling on a Rule 14e-5 exemption request, including (i) the degree of ownership of the target by U.S. holders, (ii) whether the offer will be made to U.S. holders on an equal basis to non-U.S. holders, (iii) whether the consideration will be cash or securities, (iv) the nature of the foreign regulation to which the offer is subject and (v) whether the principal trading market for the securities is outside the United States.

In the context of the Offer, we note that (i) the level of U.S. shareholdings is consistent with levels noted in prior letters requesting relief from Rule 14e-5,[10] (ii) the Offer is for all outstanding Securities, (iii) the Offer will be made on the same basis to U.S and non-U.S. holders of all Securities, (iv) the consideration will consist entirely of cash, (v) the Offer will be subject to SIC regulation under the Singapore Code and there is a memorandum of understanding between the Commission and the MAS concerning securities and futures matters, and (vi) the principal trading market of the Ordinary Shares is outside the United States on the SGX-ST.

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[10] The Commission has granted relief from Rule 14e-5 in cases where the offers qualified for Tier II Relief as well as those where Tier II Relief was not available. For examples of where relief from Rule 14e-5 was granted and Tier II Relief was not available, see, e.g., AstraZeneca plc (available May 23, 2006); Harmony Gold Mining Company (available November 19, 2004); Anheuser Busch (available May 7, 2004).

Accordingly, we request that the Commission grant exemptive relief from Rule 14e-5 to permit purchases of, or arrangements to purchase, Securities and Related Securities (other than the Convertible Subordinated Notes) outside the United States outside the Offer by STSPL and any adviser, broker or other financial institution acting as its agent and any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any Securities or Related Securities (the "Prospective Purchasers") that would otherwise be prohibited by Rule 14e-5, subject to the customary conditions under which Rule 14e-5 relief has been granted by the Staff, as further described below in part IV of this letter. We believe the relief requested is consistent with relief the Staff has afforded to bidders in similar circumstances in the past.[11]

Please note that, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange", would be satisfied if STSPL, or financial institutions acting on its behalf, made purchases of, or arrangements to purchase, Ordinary Shares outside the United States. We have been requested by STSPL to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Securities or Related Securities outside the United States in the absence of such exemptive relief.

Rule 14e-5 — Purchase Outside the Offer by Certain Entities

As described above, STSPL is wholly owned by Temasek, which is an investment company headquartered in Singapore that is in turn wholly owned by The Minister for Finance, Incorporated, a body corporate constituted under the Minister for Finance (Incorporation) Act Chapter 183 of the Statutes of the Republic of Singapore that is controlled by the Government of Singapore. The Government of Singapore may be considered to be an affiliate of STSPL as the Government of Singapore indirectly wholly owns STSPL. Other entities that are owned or controlled by the Government of Singapore may also be considered to be affiliates of STSPL as such entities and STSPL are under the common control of the Government of Singapore (the Government of Singapore and the other entities that are owned or controlled by the Government of Singapore, excluding Temasek and its subsidiaries, are collectively referred to as the "Government Entities"). Additionally, Temasek has made investments with a total value of US$80 billion as of March 30, 2006 in numerous companies. Certain of Temasek's investments are in or through investment holding vehicles directly managed by Temasek (the "Managed Companies"). The other companies in which Temasek has shareholding interests are independently managed and operated (the "Independent Companies").

The definition of "covered person" under Rule 14e-5 includes affiliates of the bidder, which include all persons that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the bidder.

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[11] See, e.g., Giordano International Limited (available December 22, 2006); AstraZeneca plc (available May 23, 2006), Harmony Gold Mining Company (available November 19, 2004); UCB S.A. (available May 19, 2004); Anheuser Busch (available May 7, 2004); Vodafone Group plc (available March 11, 2003) Celltech Group plc (available March 3, 2002); RWE Aktiengesellschaft (available March 22, 2002); Schlumberger Limited (available February 15, 2001).

Purchases of Securities or Related Securities by the Government Entities or the Independent Companies outside the Offer would not generally fall within any of the activities specifically permitted in the exceptions in Rule 14e-5.[12] Accordingly, in the absence of exemptive relief, such purchases may be prohibited after the date on which the Offer is announced.

The Government Entities include certain entities that may make investments in securities. For example, the Government of Singapore has established The Government of Singapore Investment Corporation Pte Ltd. ("GIC"), an investment company that manages Singapore's foreign reserves, and the Central Provident Fund, Singapore's social security fund. According to its website, the holdings of GIC exceed US$100 billion in equities, fixed income securities, foreign exchange, commodities, money markets, alternative investments, real estate and private equity. Information regarding the investments of the Government Entities is not made public and is not known to either STSPL or Temasek. Neither STSPL nor Temasek has any means of controlling the Government Entities, and it is not possible for STSPL or Temasek to prevent transactions by the Government Entities that may be prohibited by Rule 14e-5. In any event, neither Temasek nor STSPL would take any action to induce purchases by the Government Entities to facilitate the tender offer. Conversely, neither the Government of Singapore nor Temasek's sole shareholder (The Minister for Finance, Incorporated) involve themselves in Temasek's investment, divestment or other business decisions. All investment, business and commercial decisions of Temasek are the responsibility of the board of directors and management of Temasek, and there is no requirement that transactions over a certain size or involving particular sectors be subject to shareholder approval (other than the requirement of Singapore company law that a disposal of all or substantially all assets be approved by shareholders). Temasek does not rely on regular financing or capital injections from the Government of Singapore for Temasek's investments or other operations, and Temasek does not rely on the Government of Singapore for any support services.

We note that the Singapore Code also imposes certain restrictions and disclosure obligations in respect of purchases of securities during a tender offer by the offeror and all parties acting in concert with the offeror. Furthermore, the Singapore Code provides that certain persons, including the parent company, subsidiaries and associated companies, are presumed to be acting in concert with the offeror, unless otherwise rebutted.[13] For the Offer being made by STSPL, however, the regulation imposed by the Singapore Code does not apply to the Government Entities, because STSPL and Temasek are considered to be sufficiently independent of the Government of Singapore that the Government Entities are not presumed to be acting in concert with STSPL or Temasek for the purposes of the Singapore Code.

In light of these facts, we request that the Staff of the Division of Market Regulation confirm that it will not recommend that the Commission take enforcement action

[12] One Independent Company, Singapore Investment Consortium Management Ltd. ("SICM"), is the discretionary investment manager of the Singapore Index Fund, which tracks the performance of the Straits Times Index. As the Company is a component of the Straits Times Index, SICM must purchase Ordinary Shares. We believe, however, that the exception provided in Rule 14e-5(b)(5) would apply to these purchases.

[13] Under the Singapore Code, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first company.

against STSPL or Temasek if the Government Entities purchase, or arrange to purchase, Securities and Related Securities outside the Offer.[14]

The Independent Companies include both publicly-traded and privately held companies. Temasek's ownership interest in the Independent Companies varies greatly, and some Independent Companies are majority- or wholly-owned. Most of the Independent Companies are organized outside of the United States. The Independent Companies include listed companies such as Singapore Airlines Ltd. and Singapore Telecommunications Ltd., as well as financial institutions, such as a bank incorporated in Singapore, DBS Group Holdings Ltd. ("DBS"), and two banks incorporated in Indonesia, PT Bank Danamon Indonesia Tbk. and PT Bank Internasional Indonesia Tbk. In addition to any proprietary investment activities, these financial institutions may act on an agency basis for their clients in the ordinary course of their business to execute trades for the Securities and act as market makers for the Securities, activities that are unrelated to the Offer and may be critical to their business.

Each Independent Company is managed by its own management team and guided and supervised by its own board of directors independently from Temasek. Temasek, as a matter of longstanding policy and investment philosophy, does not direct the commercial or operational decisions of the Independent Companies, except in respect of matters where shareholder approval is specifically required under applicable law. Few directors of the Independent Companies are also directors or employees of Temasek, and there are no Independent Companies for which Temasek directors or employees constitute a majority of the board of directors. There is no agreement, arrangement or understanding, whether formal or informal, between the Independent Companies and Temasek to cooperate so as to obtain or consolidate effective control of the Company, and Temasek has not involved any Independent Companies in the decision-making in respect of the Offer. In any event, neither Temasek nor STSPL would take any action to induce purchases by the Independent Entities to facilitate the tender offer.

Temasek also has in place formal policies and procedures that establish informational barriers regarding shareholdings in U.S.-listed equity securities acquired by the Independent Companies as part of their treasury and portfolio operations, in their ordinary course of business (e.g., not with a view to changing control of the listed issuer) or as a pure financial investment. As a consequence of these informational barriers and the independent way in which these entities operate, Temasek does not have or share voting and/or dispositive power over U.S.-listed equity securities acquired by the Independent Companies as described in the preceding sentence, and disclaims beneficial ownership in such securities. If such securities are also listed on the Singapore Exchange, Temasek does receive reports on the number of securities acquired or disposed of by the Independent Companies for the sole purpose of ensuring Temasek's compliance with shareholding reporting requirements under Singapore law. Additionally, because the Singapore Code requires a mandatory offer for the shares of a

[14] The Commission granted exemptive relief in the past in a somewhat similar context to Telefónos de México, S.A. de C.V. (available May 10, 1991). In this letter, the Commission granted an exemption from former Rule 10b-6 for certain banks controlled by the Federal Government of the United Mexican States in light of the fact that the banks were distinct corporate entities separate from the government, had no officers or employees in common with the government, had employee compensation arrangements that are separate from those of the government, and that the government had a policy of non-intervention in the affairs of the banks and would not attempt to cause the banks to effect transactions in securities of the issuer in order to facilitate the offering.

Singapore company once shareholdings by a shareholder and its concert parties, which would include its associated companies, have reached specified thresholds, Temasek requests that the Independent Companies seek Temasek's approval before purchasing shares of companies in which the total holdings of Temasek, the Managed Companies and the Independent Companies are near such thresholds, so as to avoid triggering a mandatory offer.[15]

As noted above, the Singapore Code imposes certain restrictions and disclosure obligations in respect of purchases of securities during a tender offer by the offeror and all parties acting in concert with the offeror. Furthermore, the Singapore Code provides that certain persons, including associated companies, are presumed to be acting in concert with the offeror, unless otherwise rebutted. Accordingly, Temasek has requested confirmation from the SIC that the presumption that the Independent Companies are acting in concert with the offeror is rebutted. Similar rulings have been granted to Temasek by the SIC in the past, on grounds such as the facts described in the previous paragraph. The SIC has granted such relief with respect to the Offer.

Accordingly, we request that that the Staff of the Division of Market Regulation confirm that it will not recommend that the Commission take enforcement action against STSPL or Temasek if the Independent Companies purchase, or arrange to purchase, Securities and Related Securities outside the Offer.

Please note that, as further discussed above, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act would be satisfied if the Government Entities or the Independent Companies made purchases of, or arrangements to purchase, Ordinary Shares outside the United States, and this letter does not reflect an admission that Rule 14e-5 would apply to such purchases in the absence of SEC relief.

IV. Requested Exemptive Relief and Confirmation

Based on the foregoing, STSPL respectfully requests that:

1. The Commission grant exemptive relief from:

    a. Rule 14d-11 under the Exchange Act to permit STSPL to keep the Subsequent Offering Period open in accordance with Singapore law and practice, but for a period no longer than four months after the Commencement Date unless required by Rule 14e-1(b);

    b. Rule 14d-11(c) under the Exchange Act to permit STSPL to commence the Subsequent Offering Period while payment for Securities tendered during the Initial Offer Period is in process in accordance with Singapore law and practice;

    c. Rule 14d-11(e) under the Exchange Act to permit STSPL to pay for Securities tendered during the Subsequent Offering Period as soon as practicable in

15 While the Staff considers our request for no-action relief, Temasek has issued a notice requiring the Independent Companies not to purchase the Securities.

accordance with Singapore law and practice, but in any case within 14 calendar days after receipt; and

d. Rule 14e-5 under the Exchange Act to permit purchases of, or arrangements to purchase, Securities and Related Securities (other than the Convertible Subordinated Notes) outside the Offer by the Prospective Purchasers that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

    i. no purchases or arrangements to purchase such Securities or Related Securities, otherwise than pursuant to the Offer, will be made in the United States;

    ii. disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the offer document;

    iii. the Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in Singapore pursuant to the Singapore Code;

    iv. the Prospective Purchasers shall comply with any applicable rules in Singapore, including the Singapore Code;

    v. upon request of the Division of Market Regulation (the "Division"), the Prospective Purchasers shall disclose to it a daily time-sequenced schedule of all purchases of Securities or Related Securities made by any of them during the Offer, on a transaction-by-transaction basis, including: (a) a description of the size, broker (if any), time of execution and purchase price; and (b) if not executed on the SGX-ST, the exchange, quotation system or other facility through which the purchase occurred;

    vi. upon request of the Division, the Prospective Purchasers shall transmit the information specified in clauses (v)(a) and (v)(b) above to the Division at its offices in Washington, D.C. within 30 days of its request;

    vii. the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

    viii. representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to enquiries of the Division relating to such records; and

ix. except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

2. The Staff of the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action against STSPL or Temasek:

   a. Under Rule 14d-4(d) under the Exchange Act, if STSPL terminates the Initial Offer Period and thereby ends withdrawal rights before the scheduled expiration of a voluntary extension of the Initial Offer Period, so long as (i) at the time withdrawal rights terminate (a) the Initial Offer Period has been open for at least 20 U.S. business days and (b) all Offer conditions have been satisfied in accordance with any applicable rules of the Commission, (ii) the disclosure outlined in this letter above as to the possibility of an early termination of the Initial Offer Period and of any actual early termination of the Initial Offer Period has been made available to U.S. security holders, and (iii) STSPL provides a Subsequent Offering Period so that the Offer, including such Subsequent Offering Period, remains open for at least 10 U.S. business days after the announcement of the early termination;

   b. Under Rule 14e-1(b) under the Exchange Act, if STSPL pays an additional cash amount for the Ordinary Shares or ADSs or each series of Bonds purchased in the Offer if the 90% Threshold is reached, without providing additional withdrawal rights as a result of such increase in consideration, so long as (i) the potential increase in consideration and the amount of such increase are disclosed in the offer document, (ii) the effectiveness of such increase in consideration is announced by press release, by publication in a newspaper of national circulation in the United States and via SGXNET, (iii) such announcement is made at the end of the Initial Offer Period or during any Subsequent Offering Period and (iv) a Subsequent Offering Period is provided, continued or extended so that the Offer, including such Subsequent Offering Period, remains open for at least 10 U.S. business days after the announcement of such increase; and

   c. Under Rule 14e-1(c) under the Exchange Act, if STSPL pays for or returns Securities tendered during the Initial Offer Period as soon as practicable in accordance with Singapore law and practice, but in any case within 14 calendar days, after the Offer is declared unconditional or lapses.

3. The Staff of the Division of Market Regulation confirm that it will not recommend that the Commission take enforcement action against STSPL or Temasek under Rule 14e-5 under the Exchange Act, if the Government Entities (as defined below) and the Independent Companies (as defined below) purchase, or arrange to purchase, Securities and Related Securities outside the Offer.

VI. Conclusion

On behalf of STSPL, we respectfully request that the Commission issue the requested exemptive relief and confirmation as soon as practicable.

If you require any further information or have any questions, please contact me in our Hong Kong office at (852) 2532-3731 or via e-mail at dhirsch@cgsh.com or William A. Groll in our New York office at (212) 225-2142 or via email at wgroll@cgsh.com.

Very truly yours,



David W. Hirsch

END